EXHIBIT 21.1

SUBSIDIARIES OF LACROSSE FOOTWEAR, INC.

AS OF DECEMBER 31, 2011

Name	Jurisdiction of Incorporation	Percent Ownership

Danner, Inc.	Wisconsin	100%

LaCrosse International, Inc.	Oregon	100%

LaCrosse International Holdings, Inc.	Oregon	100%

LaCrosse Europe, ApS	Denmark	100% (subsidiary of LaCrosse International Holdings, Inc.)